December 28, 2011

FILED VIA EDGAR

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Neuberger Berman Alternative Funds; Post-Effective Amendment No. 8
-Neuberger Berman Long Short Fund
-Neuberger Berman Risk Balanced Commodity Strategy Fund
-Class A, Class C, and Institutional Class
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Mr. Hallock:

This letter responds to your comments, discussed in our telephone conversation on November 29, 2011, regarding your review of Post-Effective Amendment No. 8 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (each a “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 8 will become effective on December 28, 2011.

Prospectus

Comment 1  Please either delete footnote 1 to the fee table, move the text of footnote 1 into the introductory paragraph to the fee table or include parenthetically the text of footnote 1 in the appropriate line of the fee table.

Response:  The Registrant has considered the Staff’s comment but believes that footnote 1 properly appears in the fee table pursuant to instruction 2(a)(i) to Item 3 of Form N-1A, which states, in pertinent part: “A Fund may include in a footnote to the table, if applicable, a tabular presentation showing the amount of deferred sales charges (loads) over time or a narrative explanation of the sales charges (loads).” Footnote 1 serves to explain to investors when the contingent deferred sales charges on Class A or Class C shares would apply.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 28, 2011

Comment 2:  For both Funds, please confirm the line “Total annual operating expenses after fee waiver and/or expense reimbursement” in the fee table includes any expenses that are excluded from the contractual expense reimbursement/waiver that are estimated for a Fund.

Response:  The Registrant confirms the line “Total annual operating expenses after fee waiver and/or expense reimbursement” in the fee table for both Funds includes any expenses that are excluded from the contractual expense reimbursement/waiver that are estimated for a Fund.

Comment 3:  Please revise the “Principal Investment Strategies” section of Neuberger Berman Long Short Fund by moving some of the disclosure out of the summary section.

Response:  The Registrant has considered the Staff’s comment but believes that all the points made in the “Principal Investment Strategies” section should remain in the summary section.  However, we have shortened the language in paragraph 4 of that section to cut back on some of the detail about the portfolio manager’s investment process.

Comment 4:  Please revise the fee table for Neuberger Berman Risk Balanced Commodity Strategy Fund by either making the line “Other expenses of subsidiary” a subcaption under “Other expenses” and including all other expenses in the line “Other expenses” or deleting the line “Other expenses of subsidiary” and including all other expenses in the line “Other expenses.”

Response:  The Registrant has revised the fee table for Neuberger Berman Risk Balanced Commodity Strategy Fund by making the line “Other expenses of subsidiary” a subcaption above the line “Total other expenses” and including all other expenses in the line “Total other expenses.”

Comment 5:  Please add disclosure clarifying how the management fees of the subsidiary of Neuberger Berman Risk Balanced Commodity Strategy Fund are calculated.  Please also confirm that for the assets invested in the subsidiary the investment adviser would not receive fees both at the fund and subsidiary level.

Response:  The Registrant confirms that the investment manager will treat the assets invested by the subsidiary as the assets of the Fund for purposes of calculating the management fee and will not charge a management fee to the subsidiary for managing its assets.  The Registrant also has revised the disclosure in the section “Management of the Fund – Investment Manager – Neuberger Berman Risk Balanced Commodity Strategy Fund” as follows:

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 28, 2011

The Fund will pay the Manager fees at the annual rate of 0.700% of the first $250 million, 0.675% of the next $250 million, 0.650% of the next $250 million, 0.625% of the next $250 million, 0.600% of the next $500 million, 0.575% of the next $2.5 billion, and 0.550% of average daily net assets in excess of $4 billion of the Fund’s average daily net assets.  For purposes of calculating this fee payable to the Manager, the assets of the Subsidiary are treated as if they are held directly by the Fund and no separate fee is paid by the Subsidiary. Each of Class A, Class C and Institutional Class of the Fund pays the Manager fees at the annual rate of 0.26%, 0.26% and 0.15%, respectively, of its average daily net assets for administrative services provided to the respective class of the Fund.

Comment 6:  Please revise the principal investment strategy disclosure for Neuberger Berman Risk Balanced Commodity Strategy Fund to clarify whether the Fund intends to invest directly in commodity-linked derivative instruments.  If so, please explain whether the Fund intends to qualify as a regulated investment company for tax purposes and add disclosure to that effect.  Please also clarify the extent to which the Fund intends to invest in commodity-linked derivative instruments, including the types of commodities in which the Fund would invest, and fixed income securities.

Response:  The Registrant intends that the Fund will qualify as a regulated investment company for tax purposes and currently expects that most of the Fund’s investments in commodity-linked derivative instruments would be made through its wholly-owned subsidiary.  The Registrant has revised the second paragraph of the principal investment strategies as follows:

The Fund seeks to gain exposure to the commodity markets by investing, directly or indirectly, in futures contracts on individual commodities and other commodity-linked derivative instruments. The performance of these commodity-linked derivative instruments is expected to correspond to the performance of the commodity underlying the derivative instrument, without requiring the Fund to directly invest in commodities.  Although the Fund may make these investments in commodity-linked derivative instruments directly, the Fund expects to primarily gain exposure to these investments by investing in

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 28, 2011

a wholly-owned subsidiary of the Fund formed in the Cayman Islands (“Subsidiary”).

In addition, to highlight the Fund’s investments in fixed income instruments, the Registrant has moved after the third paragraph the first sentence of the seventh paragraph which reads:

Fund assets not invested either in the Subsidiary or directly in commodity-linked derivative instruments will be invested in fixed income securities, cash or cash equivalent instruments, or money market mutual funds.

Comment 7:  In the second to last paragraph in the “Principal Investment Strategies” section of Neuberger Berman Risk Balanced Commodity Strategy Fund, please confirm that the term “notional amount” is the accurate term to use in the context of the derivative investments the Fund will use.

Response:  The Registrant confirms that the term “notional amount” is the accurate term to use in the context of the derivative investments the Fund will use.

Comment 8:  Please confirm that the section entitled “Principal Investment Risks” includes only and all the principal investment risks of the Neuberger Berman Risk Balanced Commodity Strategy Fund.

Response:  The Registrant has added the following to “Derivatives Risk” to address the risks of the Fund’s investments in derivatives:

Recent legislation calls for new regulation of the derivatives markets and could limit the Fund’s ability to pursue its investment strategies. The extent and impact of the regulation are not yet fully known and may not be for some time. New regulation of derivatives may make them more costly, may limit their availability, or may otherwise adversely affect their value or performance.

Comment 9:  Please consider whether the section entitled “Recent Changes in the Law Governing Derivatives” under “Additional Information about Principal Investment Risks” should be expanded since the disclosure appears to be narrative rather than risk disclosure.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 28, 2011

Response:  The Registrant has revised the section entitled “Recent Changes in the Law Governing Derivatives” under “Additional Information about Principal Investment Risks” as follows:

Recent legislation requires the SEC and the CFTC to establish new rules governing the derivatives. markets. The extent and impact of the regulation are not yet fully known and may not be for some time. New regulation of derivatives may make them more costly, may limit their availability, or may otherwise adversely affect their value or performance.

Statement of Additional Information

Comment 10:  Since the fundamental policy on industry concentration for each Fund excludes tax-exempt securities from the policy, please consider whether it is appropriate to add interpretive language indicating that bonds that are issued by municipalities to finance non-governmental projects, such as hospitals (i.e., private activity bonds or industrial revenue bonds), would not be subject to the exclusion and would be subject to the policy on industry concentration.

Response:  The Registrant has added interpretive language after each Fund’s fundamental policy on industry concentration to indicate that bonds that are issued by municipalities to finance non-governmental projects (i.e., private activity bonds or industrial revenue bonds) would not be subject to the exclusion and would be subject to the policy on industry concentration.

Comment 11:  In the tables that provide information about the trustees in the section entitled “Information about the Board of Trustees,” please explain the rationale for providing information for more than the past five years about the Trustees.

Response:  The Registrant believes that the additional information about the Trustees is permissible pursuant to General Instruction C(3)(b) to Form N-1A, which states, in pertinent part: “A Fund may include…information in the prospectus or the SAI that is not otherwise required.” The Registrant believes this information describes qualifications or experience relevant to their service as Trustees.

Mr. H. Hallock
Division of Investment Management
Securities and Exchange Commission
December 28, 2011

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,

/s/ Franklin H. Na
Franklin H. Na